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                             May 12, 2023

       Ofir Zimmerman
       Chief Financial Officer
       Brenmiller Energy Ltd.
       13 Amal St. 4th Floor, Park Afek
       Rosh Haayin, 4809249 Israel

                                                        Re: Brenmiller Energy
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on May 8,
2023
                                                            CIK 1901215

       Dear Ofir Zimmerman:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Eric Victorson